UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0167 Expires: December 31, 2014 Estimated average burden hours per response . . . . . 1.50
FORM 15-12G/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-55203

eWELLNESS HEALTHCARE CORPORATION

(Exact name of registrant as specified in its charter)

1126 S Federal Highway, #464, Ft. Lauderdale, FL 33316

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a0 or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2).	☐
Rule 12h-3(b)(1)(i).	☐
Rule 12h-3(b)(1)(ii).	☐
Rule 15d-6.	☒

Approximate number of holders of record as of the certification or notice date: 127

eWellness Healthcare Corporation (“EWLL” or the “Registrant”) hereby requests immediate withdrawal of its request to terminate the registration of its shares of common stock, par value $0.001, under Section 12(g) of the Securities Exchange Act of 1934, which was filed with the Commission on July 25, 2022 (the “Form 15”). Immediately prior to filing the Form 15 with the Commission, the Registrant filed a Form 8-K, also on July 25, 2022, reporting that all of its directors and officers resigned from any and all positions with EWLL (the “Form 8-K”). On August 11, 2022, the Registrant filed a Form 8-K/A amending the disclosure in the Form 8-K by reporting that effective on July 22, 2022, in connection with reporting the resignations, the Registrant also reported that Mr. Chris Patterson was appointed as Chairman, Interim Chief Executive Officer and Chief Financial Officer, effective on July 22, 2022, which additional disclosure was inadvertently omitted from the Form 8-K. As a result, Mr. Patterson, the newly appointed Chairman and sole executive officer, was the only officer and director that had authority, if he determined, to authorize and file the Form 15.

In fact, Mr. Patterson, acting on behalf of the Registrant as its duly authorized executive officer and Chairman, believes that withdrawal of the Form 15 is consistent with the public interest and in the best interests of the Registrant and the protection of investors that the filing of the Form 15 was filed in without proper authority of the newly constituted Board of Directors of the Registrant on July 25, 2022.

Please note that the erroneously filed Form 15 was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934 (“Exchange Act”) and that the Registrant is current in its reporting obligations under the Exchange Act and in good standing in the State of Nevada.

Pursuant to the requirements of the Securities Exchange Act of 1934, eWellness Healthcare Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 12, 2022	By:	/s/ Chris Patterson
		Name:	Chris Patterson
		Title:	Chairman, Interim Chief Executive Officer
and Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

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